EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

(in millions)	2015	2014	2013	2012	2011
Income (loss) before income tax benefit (expense)(A)	$(109)	$(565)	$(985)	$(1,082)	$506
Less: Net income attributable to non-controlling interests	(33)	(40)	(54)	(48)	(55)
Dividends from non-consolidated affiliates	12	12	13	7	4
Interest expense(B)	270	265	264	213	203
Debt amortization expense	37	49	57	46	44
Interest portion of rent expense(C)	19	20	24	21	18
Total earnings (loss)	$196	$(259)	$(681)	$(843)	$720

Capitalized interest	$1	$—	$5	$9	$18
Interest expense(B)	289	285	288	234	221
Debt amortization expense	37	49	57	46	44
Total fixed charges	$327	$334	$350	$289	$283

Ratio of earnings to fixed charges	0.60	—	—	—	2.54
Earnings shortfall	$(131)	$(593)	$(1,031)	$(1,132)	$—
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(A)    Excludes equity in income (loss) of non-consolidated affiliates.

(B)	Excludes interest expense on income tax contingencies.

(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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